Exhibit 99.1
FreeSeas Inc. Reports Results for the Fourth Quarter and Year-Ended December 31, 2007
Operating Revenue Increased 139% in Fourth Quarter, 72% for Full Year 2007
Company Also Announces New Charter for the Free Destiny
March 28, 2008 — Piraeus, Greece — FreeSeas Inc. (NASDAQ: FREE, FREEW and FREEZ) (“FreeSeas” or “the Company”), a provider of seaborne transportation for drybulk cargoes, announced today unaudited operating results for the fourth quarter and year-ended December 31, 2007.
Financial Highlights
•	Operating revenues grew by 139.0% compared to the same quarter of 2006, to $7.44 million from $3.11 million, and by 71.8% for the full year 2007 over the comparable 2006 period, to $20.15 million from $11.73 million.

•	Net loss, including charges related to debt extinguishment, of $2.28 million for the fourth quarter of 2007, or $0.14 per share, based on 16,022,084 basic shares outstanding, compared with a loss of $0.96 million, or $0.15 per share, based on 6,290,100 basic shares outstanding for the same quarter of 2006.

•	Net income, excluding debt extinguishment charges of $2.57 million, or $0.16 per share, for the quarter ended December 31, 2007, reached $0.29 million, or $0.02 per share, based on 16,022,084 basic shares outstanding, compared to a loss of $0.96 million, or $0.15 per share, based on 6,290,100 basic shares outstanding, for the same period of 2006.

•	Net income, excluding debt extinguishment charges of $2.57 million, or $0.29 per share, for the full year 2007, was $2.41 million, or $0.27 per share, based on 8,786,287 basic shares outstanding, compared with a loss of $3.32 million, or $0.53 per share, based on 6,290,100 basic shares outstanding, for the comparable period of 2006.

•	Net income for the quarter ended December 31, 2007 was affected by the following factors:
•	The Free Jupiter grounding casualty and unscheduled drydocking for repairs during the fourth quarter of 2007; and

•	A $2.57 million loss on debt extinguishment, previously recorded as finance costs amortized over the life of the respective term loans, caused by the repayment and refinancing of $63 million of debt, in accordance with their respective debt terms.
•	Adjusted EBITDA for the year ended December 31, 2007 increased by 223.4% as compared to same period in 2006, to $8.35 million from $2.58 million. For the fourth quarter of 2007, adjusted EBITDA increased 97% to $0.975 million from $0.495 million in the fourth quarter of 2006.
Fleet Developments
•	In October 2007, the Company purchased for approximately $25.20 million the 1995-built, 22,051 dwt Handysize Free Goddess, which completed the balance of a time charter at $13,000 per day for approximately one month; upon completion of the charter, the vessel was delivered to its subsequent charterer for a two-year time charter at a rate of $19,250 per day.
•	In December 2007, FreeSeas agreed to acquire two second-hand drybulk carriers from affiliated parties for a total combined purchase price of approximately $76.75 million. The Free Impala and Free Knight, both 24,111 dwt Handysize vessels, were built in 1997 and in 1998, respectively. The Free Knight was delivered to FreeSeas on March 19, 2007 and the Free Impala is expected to be delivered by the end of March. Both vessels have been fixed to one-year time charters at a rate of $31,500 per day.

•	In February, the Company announced the return to service of the Free Jupiter. The vessel immediately began its previously announced three-year time charter through February 2011 at a rate of $32,000 per day for the first year, $28,000 per day for the second year and $24,000 per day for the third year.
•	In March, FreeSeas announced the purchase of one second-hand drybulk carrier from an unaffiliated third party for approximately US$65.2 million. The vessel is a 2003-built, 50,246 dwt Handymax vessel built in Japan, and is scheduled for charter-free delivery to FreeSeas in June or July 2008.
•	Finally, the Company also announced today a new charter for the Free Destiny, a 75-day time charter at $27,500 per day.
Corporate Initiatives
•	In October 2007, the Company closed the sale of 12,650,000 shares of common stock in a public offering at $8.25 per share, which included the underwriter’s over-allotment option of 1,650,000 shares, resulting in total net proceeds from the stock offering after deducting underwriting discounts and commissions, but before expenses, of approximately $97.1 million.
•	During the year 2007, a total of 1,803,356 of Class B, Class W and Class Z warrants were exercised for shares of common stock, generating net cash proceeds to the Company of $8.67 million. Remaining exercisable warrants and options issued and outstanding as of December 31, 2007 amount to 3,429,144.
•	In February 2008, FreeSeas declared its inaugural quarterly dividend of $0.175 per share on the common stock outstanding. The dividend was paid on February 28, 2008 to stockholders of record as of February 18, 2008.
•	The Company also announced that it had finalized the financing for the Free Impala and Free Knight, securing facilities in the total amount of approximately $53 million for a term of approximately seven years.
Mr. Ion Varouxakis, President and Chief Executive Officer, commented, “We are very pleased to report the best quarter in the Company’s history so far. Since our listing on NASDAQ in December of 2005, with a fleet of three vessels of an average age of 23.1 years and an equity market capitalization of $33.6 million, we have grown our proforma fleet to eight vessels, with an average age of 13.6 years, our equity market capitalization to $112 million, and increased the value of our asset base approximately ten times. With less than half of our fleet delivered and operational, we have reported the best quarter in the Company’s history so far; we expect even better quarters ahead of us.”
Varouxakis continued, “The retirement of the bridge loans secured in 2007 to acquire the Free Hero, the Free Goddess and Free Jupiter was a watershed event for our ever improving balance sheet. Our ability to extinguish these bridge loans and recapitalize our debt at much healthier rates will provide us increased balance sheet flexibility moving forward and ultimately save the Company very substantial amounts in interest expense.”
Varouxakis concluded, “Most of the progress for our Company has been achieved in the last twelve months. For the full year, we reversed last year’s operating losses and this year realized operating profits, reduced substantially our cost of capital by refinancing existing debt, writing off most of the refinancing cost in the last quarter of the year, and provided the funding for further growth through a successful capital offering in October 2007. We have also initiated payment of quarterly dividends, to which we remain deeply committed. With more leverage and financial flexibility available today than ever before, we are poised to achieve further growth.”

The Company also announced today that it has filed with the US Securities and Exchange Commission a universal shelf registration statement on Form F-3 for the purpose of undertaking possible capital raises in the future. Included in this universal shelf registration statement are various securities of the Company, including common stock, preferred stock, debt securities, warrants, rights, purchase contracts and units, which the Company may determine to offer in the future, from time to time, based on market conditions and the Company’s capital needs. The Company received a limited waiver from the underwriters of its October 2007 public offering from the lock-up covenant of the underwriting agreement for purposes of filing the Form F-3 and confirms that no offers or sales of “lock-up securities” (as defined in the underwriting agreement) will be made before the April 21, 2008 expiration of the lock-up period.
Conference Call
As previously announced, the Company will host a conference call on March 28, 2008 at 8:30 am Eastern Time to review the results as well as management’s outlook for the business. The call, which will be hosted by FreeSeas’ management, may contain information beyond what is included in the earnings press release.
To participate in the call from the United States or Canada, please dial +1.888.694.4702 approximately five minutes prior to the starting time. To participate in the call outside the United States or Canada, please dial +1.973.582.2741 five minutes prior to the starting time. The Conference ID is 39996635.
Two hours after the completion of the conference call, a digital recording of the call will be available for seven days, and can be accessed by dialing +1.800.642.1687 from inside the United States or Canada and +1.706.645.9291 from outside the United States or Canada and entering the Conference ID 39996635.
The call, which will be simultaneously broadcast live over the Internet, can be accessed at: http://www.videonewswire.com/event.asp?id=46902. The online archive of the broadcast will be available within one hour of the live call at the same web address.
FreeSeas current fleet and vessels to be delivered are detailed below.
Current Fleet:

Vessel Name	Dwt	Vessel Type	Built	Employment
Free Destiny	25,240	Handysize	1982	75-day time-charter at $27,500 p/d
Free Envoy	26,318	Handysize	1984	Time-charter through April 2008 at $17,000 p/d
Free Goddess	22,051	Handysize	1995	Two-year time-charter through November 2009 at $19,250 p/d
Free Hero	24,318	Handysize	1995	Time-charter through February 2009 at $14,500 p/d
Free Jupiter	47,777	Handymax	2002	Three-year time-charter through February 2011 at $32,000/28,000/24,000 p/d
Free Knight	24,111	Handysize	1998	One-year time-charter through March 2009 at $31,500 p/d
Vessels to be delivered:

Vessel Name	Dwt	Vessel Type	Built	Expected Delivery	Employment
Free Impala	24,111	Handysize	1997	March 2008	One-year time-charter at $31,500 p/d, commencing at delivery
Free Lady	50,246	Handymax	2003	June-July 2008	No employment currently in place

About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of five Handysize vessels and one Handymax vessel. FreeSeas’ common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc., please go to our corporate website, www.freeseas.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:

Company Contact:	Investor Relations/Financial Media:
Ion Varouxakis	Thomas J. Rozycki, Jr.
Chief Executive Officer	Sr. Vice President
FreeSeas Inc.	Cubitt Jacobs & Prosek Communications
89 Akti Miaouli Street	350 Fifth Avenue — Suite 3901
185 38 Piraeus, Greece	New York, NY 10118, USA
Tel: 011-30-210-45-28-770	Tel: +1.212.279.3115 x208
Fax: 011-30-210-429-10-10	Fax: +1.212.279-3117
E-Mail: info@freeseas.gr	E-Mail: trozycki@cjpcom.com
www.freeseas.gr	www.cjpcom.com
# # #

FREESEAS INC.
CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS
(All amounts in tables in thousands of United States dollars, except for share data)

	Year Ended
	31-Dec-07	31-Dec-06
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$63,394	$372
Trade receivables, net	60	278
Insurance claims	16,116	485
Due from related party	1,037	40
Inventories	499	242
Prepayments and other	334

Total current assets	$81,440	$1,417

Fixed assets, net	108,021	19,369
Deferred charges, net	2,161	2,300
Restricted cash	350

Total Assets	$191,972	$23,086

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$3,181	$2,003
Accrued liabilities	16,713	1,515
Unearned revenue	783	179
Shareholders loans current portion		1,218
Bank overdraft		2,000
Deferred revenue	1,620
Bank loans — current portion	11,800	3,345

Total current liabilities	$34,097	$10,260

Derivative financial instruments	749
Shareholders loans — net of current portion		1,334
Bank loans, net of current portion	44,500	4,485

Total long term liabilities	$45,249	$5,819

Commitments and Contingencies
SHAREHOLDERS’ EQUITY:
Common stock	20	6
Additional paid-in capital	115,464	9,703
Accumulated deficit	(2,858)	(2,702)

Total shareholders’ equity	$112,626	$7,007

Total Liabilities and Shareholders’ Equity	$191,972	$23,086

FREESEASINC.
CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in tables in thousands of United States dollars, except for share data)

	Three Months Ended		Year Ended
	31-Dec-07	31-Dec-06	31-Dec-07	31-Dec-06
	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING REVENUES	$7,438	$3,113	$20,147	$11,727

OPERATING EXPENSES:
Vessel operating expenses	(2,309)	(1,311)	(6,001)	(4,483)
Voyage expenses		(139)	(267)	(689)
Depreciation expenses	(1,820)	(1,129)	(4,435)	(4,479)
Amortization of deferred charges	(154)	(54)	(757)	(442)
Management fees to a related party	(290)	(135)	(875)	(540)
Commissions	(349)	(195)	(1,095)	(799)
Stock-based compensation expenses	(21)	(2)	(96)	(651)
General and administrative expenses	(798)	(824)	(2,111)	(1,925)
Bad debt	(118)		(118)
Gain on sale of vessel			1,369

Income (loss) from operations	$1,579	$(676)	$5,761	$(2,281)

OTHER INCOME (EXPENSE):
Interest and finance costs	(1,339)	(271)	(3,204)	(1,004)
Loss on debt extinguishment	(2,570)		(2,570)
Change in derivatives fair value	(386)		(749)
Interest income	443	3	639	19
Other	(8)	(12)	(33)	(58)

Other Income (expense)	$(3,860)	$(280)	$(5,917)	$(1,043)

Net income (loss)	$(2,281)	$(956)	$(156)	$(3,324)

Basic loss per share	$(0.14)	$(0.15)	$(0.02)	$(0.53)
Diluted loss per share	(0.14)	(0.15)	(0.02)	(0.53)

Basic weighted average number of shares	16,022,084	6,290,100	8,786,287	6,290,100

Diluted weighted average number of shares	16,022,084	6,290,100	8,786,287	6,290,100
PERFORMANCE INDICATORS

	Three Months Ended		Twelve Months Ended
	31-Dec-07	31-Dec-06	31-Dec-07	31-Dec-06
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
EBITDA (1)	$975	$495	$8,350	$2,582
Fleet Data:
Average number of vessels (2)	4.7	3.0	3.3	3
Ownership days (3)	430	276	1,206	1,095
Available days (4)	430	186	1,177	1,005
Operating days (5)	333	201	1,048	941
Fleet utilization (6)	77.4%	72.8%	86.9%	86%
Average Daily Results:
Average TCE rate (7)	$21.288	$13.826	$17.925	$10.881
Vessel operating expenses (8)	5.370	4.750	4.976	4.094
Management fees (9)	0.674	0.489	0.726	0.493
General and administrative expenses(10)	2.396	4.100	2.014	2.046
Total vessel operating expenses (11)	$6.044	$5.239	$5.702	$4.587

(1)	EBITDA reconciliation to net income:
Adjusted EBITDA represents net earnings before interest, taxes, depreciation and amortization and change in the fair value of derivatives. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity, performance and indebtedness. The following is a reconciliation of adjusted EBITDA to net income:

	Three Months Ended		Twelve Months Ended
	31-Dec-07	31-Dec-06	31-Dec-07	31-Dec-06
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss)	$(2,281)	$(956)	$(156)	$(3,324)
Depreciation and amortization	1,974	1,183	5,192	4,9211
Change in fair value of derivatives	386		749
Interest and finance cost	896	268	2,565	$985

Adjusted EBITDA	$975	$495	$8,350	$2,582

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of ownership days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or other surveys.

(7)	Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	Three Months Ended		Twelve Months Ended
	31-Dec-07	31-Dec-06	31-Dec-07	31-Dec-06
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating revenues	$7,438	$3,113	$20,147	$11,727
Voyage expenses and commissions	(349)	(334)	(1,362)	(1,488)

Net operating revenues	7,089	2,779	18,785	10,239
Operating days	333	201	1,048	941
Time charter equivalent daily rate	$21.288	$13.826	$17.925	$10.881

(8)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	31-Dec-07	31-Dec-06	31-Dec-07	31-Dec-06
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Vessel operating expenses	$2,309	$1,311	$6,001	$4,483
Ownership days	4301	276	1,206	1,095

Daily vessel operating expense	$5.370	$4.750	$4.976	$4.094

(9)	Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.

(10)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses by operating days for the relevant period.

(11)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

(1) Reconciliation to Net income (loss), excluding debt extinguishment charges.
Proforma net income and proforma basic earnings per share for the three months and year ended December 31, 2007, respectively, consists of net loss and basic earnings per share excluding the effect of approximately $2.57 million, or $0.16 per share, respectively, for debt extinguishment costs, previously recorded as finance costs amortized over the life of the respective term loans, caused by the repayment and refinancing of $63 million of debt, in accordance with their respective terms. Neither proforma net income nor proforma basic earnings per share is a measurement of financial performance under accounting principles generally accepted in the United States of America. Accordingly, you should not regard this figure as an alternative to actual net income and/or basic earnings per share. Proforma net income and proforma diluted earnings per share are presented solely as a supplemental disclosure, because management believes it is useful to compare the Company’s current results to the prior year results without the charge incurred during December 31, 2007.

	Three Months Ended		Year Ended
	December 31, 2007		December 31, 2007
	(Unaudited)		(Unaudited)
Net loss	$(2,281)	$(956)	$(156)	$(3,324)
Add:
Debt extinguishment charges	2,570		2,570

Net income (loss)	$289	$(956)	$2,414	$(3,324)

Basic earnings (loss) per share	$(0.14)	$(0.15)	$(0.02)	$(0.53)
Debt extinguishment charges per share	0.16	0.00	0.29	0.00
Net income per share (excluding debt extinguishment charges)	$0.02	$(0.15)	$0.27	$(0.53)
Basic weighted average number of shares	16,022,084	6,290,100	8,786,287	6,290,100